UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Stock Exchange Announcement

CADELER A/S: Cadeler provides an update on its outlook for 2026, revising upwards its full-year revenue and EBITDA guidance

Copenhagen, 10 September 2026 -- Cadeler A/S (NYSE: CDLR / OSE: CADLR) (“Cadeler”) is today revising upwards its revenue and EBITDA guidance for the financial year ending December 31, 2026, including to reflect management’s assessment of the impact of Cadeler’s acquisition of Menck from the date of that acquisition on 11 August 2026.

Full-year revenue is now expected to be within the range of EUR 910 million to 1,000 million (previously expected to be within the range of EUR 854 million to EUR 944 million), which includes an anticipated hammer sale scheduled to complete in December 2026. Full-year EBITDA is now expected to be within the range of EUR 435 million to 525 million (previously expected to be within the range of EUR 420 million to EUR 510 million), when excluding costs related to the acquisition and integration of Menck.

For further information, please contact:

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:

Cadeler A/S (Cadeler) is a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com.

Forward-looking information

This announcement includes forward-looking statements. Forward-looking statements are statements that are not historical facts and may be identified by words such as "believe", "expect", "anticipate", "strategy", "intends", "estimate", "will", "may", "continue", "should" and similar expressions. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although Cadeler believes that these assumptions are reasonable as of today’s date, these assumptions are inherently subject to significant known and unknown risks, uncertainties, contingencies and other important factors which are difficult or impossible to predict and are beyond Cadeler’s control. Actual events may differ significantly from any anticipated development due to a number of factors including, without limitation, changes in public sector investment levels, changes in the general economic, political and market conditions in the markets in which Cadeler operates, Cadeler's ability to attract, retain and motivate qualified personnel, changes in Cadeler's ability to engage in commercially acceptable acquisitions and strategic investments, and changes in laws and regulation and the potential impact of legal proceedings and actions. Such risks, uncertainties, contingencies and other important factors could cause actual events to differ materially from the expectations expressed or implied in this release by such forward-looking statements. Cadeler does not make any guarantee that the assumptions underlying the forward-looking statements in this announcement are free from errors nor does it accept any responsibility for the future accuracy of the opinions expressed in this announcement or any obligation to update or revise the statements in this announcement to reflect subsequent events. You should not place undue reliance on the forward-looking statements in this announcement. The information, opinions and forward-looking statements contained in this announcement speak only as at its date, and are subject to change without notice. Cadeler does not undertake any obligation to review, update, confirm, or to release publicly any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this announcement.

Inside information

This information is considered to be inside information pursuant to the EU Market Abuse Regulation (MAR) and is subject to the disclosure requirements of MAR article 17 and Section 5-12 the Norwegian Securities Trading Act. This stock exchange announcement was submitted for publication by Alexander Simmonds at 08:00 CET on the date set out above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2026            CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:    Chief Executive Officer